UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition year from to

Commission File No. 1-10275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRINKER INTERNATIONAL, INC.

401(K) SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brinker International, Inc.

6820 LBJ Freeway

Dallas, Texas 75240

*  All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Committee

Brinker International, Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, line 4a-Schedule of Delinquent Participant Contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas

June 26, 2007

BRINKER INTERNATIONAL, INC.

401(k) SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments - at fair value (Note 3):
Money market	$5,158,457	$4,065,991
Mutual funds	65,701,783	38,894,323
Brinker International common stock	14,155,657	13,665,750
Common collective fund	—	6,260,219
Participant loans	3,665,339	3,322,065

	88,681,236	66,208,348

Receivables:
Participants’ contributions	263,432	312,290
Employer contributions	238,134	45,796
	501,566	358,086

Net assets available for benefits	$89,182,802	$66,566,434

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.

401(k) SAVINGS PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions:
Contributions:
Participants	$14,747,910	$7,034,182
Rollovers	936,165	972,840
Employer	7,323,705	978,042

	23,007,780	8,985,064

Investment income:
Net appreciation in fair value of investments	4,684,659	5,682,473
Interest and dividends	4,498,976	782,761

	9,183,635	6,465,234

Total additions	32,191,415	15,450,298

Deductions - benefits paid to participants	9,575,047	6,312,322

Net increase	22,616,368	9,137,976

Net assets available for benefits at beginning of year	66,566,434	57,428,458
Net assets available for benefits at end of year	$89,182,802	$66,566,434

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.

401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

1.        DESCRIPTION OF THE PLAN

The following description of the Brinker International, Inc. (“Company” or “Brinker”) 401(k) Savings Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

General

The Company adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. Effective January 1, 2006 the plan was amended and restated.  The primary changes to the Plan affected participant eligibility, contributions, and vesting rules.  For the Plan Year 2005, employees that were considered part of a select group of management earning at or above a targeted income level and employees that were members of a collective bargaining unit were not eligible to participate in the Plan. Additionally, leased employees, non-U.S.citizens and union employees without specific contract provisions are not eligible to participate in the Plan (“excluded class”). For the Plan Year 2006, employees that are considered a part of a select group of management became eligible to participate in the plan.

For the Plan Year 2005, the investments of the Plan were maintained in a trust by Ameriprise Trust Company, the trustee and recordkeeper for the Plan. For the Plan Year 2006, the investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Investments Institutional Operations Company Incorporated (the “Recordkeeper”).

Contributions

For the Plan Year 2005, salaried employees who attained the age of twenty-one and hourly employees who completed one year of service and attained the age of twenty-one were permitted to contribute.

For the Plan Year 2006, effective January 1, 2006, an employee may become a participant immediately following the date the employee completes one year of eligible service (at least 1,000 hours) and attains the age of twenty-one.  If an employee is not a part of an excluded class at December 31, 2005 and has an account balance in the Plan on such date, then the employee is eligible to participate commencing with the first payroll period beginning on or after January 1, 2006. Effective April 1, 2006, an employee may become a participant on the first of the month following attainment of the eligibility criteria and may be permitted to contribute.  Contributions are subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis.

For the Plan Year 2005, the Company matched in cash at a rate of 25% of the first 5% of a salaried participant’s compensation as defined in the Plan.  Hourly participants did not receive matching contributions.

For the Plan Year 2006, the Company matched in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation as defined in the Plan up to the maximum deferrable amount allowed by the Internal Revenue Code (“IRC”).

Effective January 1, 2006, eligible participants age 50 or older by the end of a calendar year will be permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.

Effective January 1, 2006, active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period prior to the participant’s termination of employment under the Plan.  The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.

Participants’ Accounts

For the Plan Year 2005, participant and Company matching contributions were invested in accordance with participants’ elections in the following funds:

Fund Options	Primarily invests in:
RVS Cash Management Fund	Money market funds
RVS Diversified Bond Fund	Intermediate-term corporate bonds
American Century Equity Growth Fund	Equities of large-cap domestic companies
Wells Fargo Large Company Growth Fund	Equities of large-cap domestic companies
Janus Overseas Fund	Equities of foreign companies
Neuberger Berman Genesis Fund	Equities of small-cap domestic companies
Brown Capital Management Small Company Fund	Equities of small-cap domestic companies
River Source Trust Equity Index Fund II	Equities of companies included in the S&P 500 Index
Brinker Common Stock Fund	Brinker common stock and a money market fund

On January 3, 2006, the assets held by Ameriprise Trust Company were automatically transferred to Fidelity.  Fidelity purchased investments with investment strategies similar to the options provided by Ameriprise. Investments were allocated to participant accounts based on the mapping plan described below.  Items denoted with (“*”) were additional investment options for the Plan Year 2006.

2005 Investment Options	2006 Investment Options
RVS Cash Management Fund	Fidelity Institutional Money Market Portfolio
RVS Diversified Bond Fund	PIMCO Total Return Fund
American Century Equity Growth Fund	American Beacon Large Cap Value Fund - 50% Fidelity Contrafund - 50%
Wells Fargo Large Company Growth Fund	Fidelity Contrafund
Janus Overseas Fund	American Funds EuroPacific Growth Fund
Neuberger Berman Genesis Fund	Neuberger Berman Genesis Fund
Brown Capital Management Small Company Fund	Buffalo Small Capital Fund
River Source Trust Equity Index Fund II	Spartan U.S. Equity Index Fund
Brinker Common Stock Fund	Brinker Common Stock Fund
*	Boston Company Small Cap Value Fund
*	Fidelity Freedom Funds

Company matching contributions to the Plan are also invested in accordance with participants’ elections in the above funds. Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investment funds.

Vesting

For the Plan Year 2005, participants were immediately vested in their contributions and the earnings thereon. Vesting in the Company’s matching contributions was graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service.  Participants who separated from service prior to full vesting of their rights forfeit their share of the Company’s contributions to the extent that vesting had not occurred. On termination of service due to death, disability, or retirement, participants became 100% vested in their matching contributions.

For the Plan Year 2006, participants are immediately vested in both employee and employer matching contributions and the earnings thereon.

For all participants who cease to be employed by the Company because the restaurant location at which the participants were employed was refranchised shall be 100% vested and effective upon the date of the refranchising.

Forfeited Accounts

Forfeitures used to reduce Company contributions totaled $5,182 and $55,808 for the years ended December 31, 2006 and 2005, respectively.  Forfeited nonvested accounts totaled $55 and $1,741 as of December 31, 2006 and 2005, respectively.

Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, or termination of employment. Benefit payments are made in the form of a single lump sum payment or a direct rollover into an Individual Retirement Account or another qualified plan. For the Plan Year 2005, benefit payments were made in the form of a single lump sum payment, equal monthly payments for a specified period of time, or a direct rollover into an Individual Retirement Account or another qualified plan. For the Plan Year 2006, installment payments and in-kind distributions of Company stock are no longer allowed as forms of payment under the Plan for distributions requested starting on or after January 1, 2006.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time, however the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2007 through 2021 as of December 31, 2006. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 5.0% to 10.5% during both 2006 and 2005. Principal and interest payments are made through bi-weekly payroll deductions.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using quoted market prices. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Employee and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the plan.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 financial statement presentation.

3.        INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 were as follows:

	2006	2005
Investments at fair value:
Fidelity Contrafund	$15,189,613	$ *
Brinker Common Stock	14,155,657	13,665,750
American Fund Europacific Growth R4	13,311,366	*
Neuberger Berman Genesis Fund	9,456,452	8,237,911
Spartan U.S. Equity Index Fund	7,376,349	*
American Beacon Fund Large Cap Value PA	6,562,029	*
Fidelity Institutional Money Market Portfolio	5,158,457	*
Janus Overseas Fund	*	9,551,013
American Century Equity Growth Fund	*	8,341,292
Wells Fargo Large Company Growth Fund	*	7,451,069
RVS Trust Equity Index Fund II	*	6,260,219
RVS Cash Management Fund	*	3,604,440
RVS Diversified Bond Fund	*	3,486,684

* These investments were not part of the Plan for the applicable year

Appreciation (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2006	2005

Mutual funds	$2,420,368	$4,003,467
Brinker stock	2,264,291	1,397,122
Common Collective Fund	—	281,884

	$4,684,659	$5,682,473

4.        RELATED-PARTY TRANSACTIONS

Certain Plan investments consist of common stock of the Company and mutual funds managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

5.        PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all participants will become fully vested in their Company contributions.

6.        INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 22, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date.

7.   RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.   NON-EXEMPT TRANSACTIONS

For the Plan Year 2005, there were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $101,978 and $25,162 respectively, to the trustee. The Company remitted interest of $225 on the participant contributions and loan repayments to the Plan on June 30, 2006.

Schedule I

BRINKER INTERNATIONAL, INC.

401(k) SAVINGS PLAN AND TRUST

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower or similar party	Description of investment	Market Value

Money market:

*Fidelity Institutional Money Market Portfolio	5,158,457 shares	5,158,457

Mutual funds:

*Fidelity Contrafund	232,970 shares	15,189,613

American Fund Europacific Growth R4	289,503 shares	13,311,366

Neuberger Berman Genesis Fund	198,124 shares	9,456,452

*Spartan U.S. Equity Index Fund	146,998 shares	7,376,349

American Beacon Fund Large Cap Value PA	288,061 shares	6,562,029

PIMCO Total Fund	422,207 shares	4,382,509

Buffalo Small Capital Value Fund	105,723 shares	2,848,171

Boston Company Small Capital Value Fund	77,352 shares	1,924,524

*Fidelity Freedom 2035 Fund	76,282 shares	1,006,157

*Fidelity Freedom 2040 Fund	99,835 shares	946,434

*Fidelity Freedom 2030 Fund	51,225 shares	821,143

*Fidelity Freedom 2020 Fund	46,594 shares	723,603

*Fidelity Freedom 2025 Fund	55,987 shares	714,950

*Fidelity Freedom 2010 Fund	11,630 shares	170,037

*Fidelity Freedom 2015 Fund	12,858 shares	156,867

*Fidelity Freedom Income Fund	6,937 shares	80,052

*Fidelity Freedom 2005 Fund	2,716 shares	31,527

		65,701,783

*Brinker Common Stock (Cost Basis $8,174,851)	467,195 shares	14,155,657

*Loans from participants	Interest rates from 5.0% to 10.5% and maturity dates from 2007 through 2021.	3,665,339

Total		$88,681,236

*Party-in-interest

Cost column not required - participant directed

See accompanying report of independent registered public accounting firm

Schedule II

BRINKER INTERNATIONAL, INC.

401(k) SAVINGS PLAN AND TRUST

Schedule H, line 4a - Schedule of Delinquent Participant Contributions

December 31, 2005

	(b)		(d)
(a)	Relationship to plan	(c)	Amount	(e)
Identity of	employer or other	Description of transaction	on line	Lost
Party involved	party-in-interest	including rate of interest	4(a)	Interest

Brinker International	Plan Sponsor	2005 participant contributions and loan repayments were not deposited to Plan in a timely manner.	$127,140	$225

For the Plan Year 2005, there were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $101,978 and $25,162 respectively, to the trustee.  On June 30, 2006 interest on the participant contributions and loan repayments in the amount of $225 was transmitted to the Trustee.

See accompanying independent auditor’s report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL, INC.
401(K) SAVINGS PLAN AND TRUST

Date:	June 26, 2007	By:	/s/ John Hosea
John Hosea
Plan Administrator